Filed Pursuant to Rule 424(b)(3)
Registration No. 333-287802

PROSPECTUS SUPPLEMENT No. 3
(to prospectus dated July 22, 2025)

KYIVSTAR GROUP LTD.

up to 7,666,667 common shares underlying warrants

This prospectus supplement updates, amends and supplements the prospectus dated July 22, 2025 (the “Prospectus”) which forms a part of our Registration Statement on Form F-4 (Registration Statement No. 333-287802). This prospectus supplement is being filed to update, amend and supplement the information previously included in the Prospectus with the information attached to this prospectus supplement.

This prospectus supplement updates, amends and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our common shares are trading on the Nasdaq Stock Market LLC (“Nasdaq”) under the symbol “KYIV.” On November 7, 2025, the last reported sale price of our common shares was $12.16 per share.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 22 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is November 10, 2025.

THIRD QUARTER 2025 EARNINGS RELEASE

3Q25 HIGHLIGHTS

1.	Excludes the impact of a one-time, non-cash charge of USD 162 mn recognized in 3Q25 results related to the Kyivstar listing, 3Q25 loss for the period was USD 89 mn.
2.	Please see Attachment A for reconciliations to Kyivstar’s non-GAAP measures and Attachment D for a detailed description of such measures.

i

3Q25 OVERVIEW

Kyiv, November 10, 2025 – Kyivstar Group Ltd. (“Kyivstar” or the “Group”), Ukraine’s leading digital operator, today announces selected unaudited financial and operating results for the third quarter ended September 30, 2025.

➢	Total revenue increased 19.8% YoY to USD 297 mn (UAH 12.3 bn, +20.9%). This was driven by strong revenue generation across the mobile subscriber base, the Uklon acquisition, and healthy growth across all digital platforms.

➢	Telecom revenue rose 8.0% YoY to USD 262 mn (UAH 10.9 bn, +9.0%). Growth was driven by continued ARPU expansion in sync with higher penetration of digital services.

~~➢~~	Direct digital revenue increased 525.9% YoY to USD 35 mn (UAH 1.5 bn, +531.3%) on the back of Uklon, our ride-hailing platform (consolidated effective April 2025) and comprised 11.9% of total revenue for 3Q25. Uklon contributed USD 24.7 mn (UAH 1.03 bn) in revenue in 3Q25.

➢	EBITDA rose 20.4% YoY to USD 171 mn (UAH 7.1 bn, +21.5%), with EBITDA margin of 57.6%. Uklon contributed USD 9.1 mn (UAH 378 mn) in EBITDA, and USD 6.7 mn (UAH 277 mn) in profit for 3Q25.

➢	The Group recorded a net loss of USD 89 mn for 3Q25, with loss per share of USD 0.41. However, the headline loss reflects a one-time, non-cash charge of $162 mn recognized in 3Q25 related to the Kyivstar listing. Excluding the impact of this non-cash charge, Adjusted Net Profit for 3Q25 was USD 73 mn, -11.0% YoY (UAH 3.0 bn,
-10.1%) and Adjusted EPS for the period was USD 0.33, -16.0% YoY.

➢	Kyivstar served 22.5 mn mobile customers and 1.2 mn fixed internet customers as of September 30, 2025. Mobile ARPU increased +13.0% YoY to USD 3.7 (UAH 153.1, +14.0%).

➢	Multiplay users reached 6.6 mn (+24.8% YoY) and represented 31.7% of one-month-active mobile customers. Uklon recorded 42.2 mn rides and 1.2 mn deliveries in 3Q25, helping lift the Group’s total digital MAUs (Uklon, MyKyivstar, Kyivstar TV and Helsi) to 13.5 mn (+49.4% YoY).

➢	Capital expenditures for 3Q25 totaled USD 89 mn (UAH 3.7 bn), implying LTM capex intensity of 29.1%.

➢	Kyivstar maintains a strong balance sheet with USD 472 mn of cash and cash equivalents as of September 30, 2025.

➢	Advanced the Group’s strategic priorities: (i) historic Nasdaq listing as the first Ukrainian company to trade on a US stock exchange; (ii) launching nationwide Starlink Direct to Cell coverage subsequent to regulatory approvals; and (iii) developing Ukraine’s first national large language model (“LLM”) in partnership with Ukraine’s Ministry of Digital Transformation.

KYIVSTAR: 3Q25 KEY HIGHLIGHTS

	Unit	3Q25	3Q24	YoY	9M25	9M24	YoY
Operating highlights

Total customer base
Mobile	mn	22.5	23.3	-3.6%
Fixed broadband	mn	1.2	1.1	2.9%
Multiplay users	mn	6.6	5.3	24.8%
Total digital monthly active users	mn	13.5	9.0	49.4%
ARPU	UAH	153.1	134.2	14.0%
Churn rate annualised	%	9.9%	16.2%	(6.3p.p. )
4G penetration	%	66.5%	62.6%	3.9p.p.
Multiplay penetration	%	31.7%	24.8%	6.9p.p.
Data usage	GB/user	13.0	10.9	18.3%
Total employees	no.	5,058	3,957	27.8%

Financials Highlights (UAH)

Revenue	mn	12,332	10,203	20.9%	34,773	26,577	30.8%
Digital revenue	mn	1,464	232	531.3%	3,056	594	414.6%
EBITDA[1]	mn	7,100	5,842	21.5%	19,840	14,858	33.5%
Operating Profit[1]	mn	4,733	4,114	15.1%	13,393	9,852	35.9%
EBIT[1]	mn	4,858	4,114	18.1%	13,684	9,971	37.2%
Net Profit[1]	mn	3,031	3,373	-10.1%	8,140	7,548	7.8%
Capex	mn	3,695	2,304	60.4%	9,275	5,204	78.2%
Capex intensity	%	30.0%	22.6%	7.4p.p.	26.7%	19.6%	7.1p.p.
Equity Free Cash Flow (before Leases & License)	mn	7,225	2,674	170.2%	14,017	7,269	92.8%
Operating cash flow	mn	5,977	5,102	17.2%	16,888	12,871	31.2%
Cash & cash equivalents	mn	19,502	21,036	-7.3%	19,502	21,036	-7.3%
Shareholder’s equity	mn	51,069	-	n.m	51,069	-	n.m

Key ratios

Digital % of Revenue	%	11.9%	2.3%	9.6p.p.	8.8%	2.2%	6.6p.p.
EBITDA margin[1]	%	57.6%	57.3%	0.3p.p.	57.1%	55.9%	1.2p.p.
Net profit margin[1]	%	24.6%	33.1%	(8.5p.p. )	23.4%	28.4%	(5.0p.p. )
EPS[2]	USD	(0.41)	0.40	n.m	0.16	0.92	-82.5%
Adjusted EPS[1,2]	USD	0.33	0.40	-16.0%	0.93	0.92	1.1%

Note:

1.	Adjusted figures for 3Q25 exclude the impact of a one-time, non-cash charge of $162 mn (UAH 6.7bn) recognized in 3Q25 results related to the Kyivstar listing, 3Q25 loss for the period was USD 89 mn.
2.	Weighted average common shares outstanding for earnings per share (in millions): 219.3 (3Q25), 206.9 (3Q24) and 211.1 (9M25), 206.9 (9M24).

Notice: Please see Attachment A for reconciliations to Kyivstar’s non-GAAP measures and Attachment D for a detailed description of such measures.

3Q25 GROUP PERFORMANCE

In the third quarter of 2025, Kyivstar delivered revenue growth of 20.9% YoY to UAH 12.3 bn, underscoring the Group’s ability to capture a growing share of consumer spending. Performance was driven by continued improvements in ARPU growth, rising engagement across digital platforms, and the transition to a new value-sharing model of the TV partnership into a platform-rental agreement, enhancing Kyivstar’s customer-facing role.

Revenue breakdown

		UAH			USD
Revenue		3Q25	3Q24	YoY	3Q25	3Q24	YoY
Total, of which:	mn	12,332	10,203	20.9%	297	248	19.8%
Mobile	mn	10,285	9,354	10.0%	248	227	9.0%
Fixed	mn	581	617	(5.8)%	14	15	(6.7)%
Digital	mn	1,464	232	531.3%	35	6	525.9%

Telecom revenue grew 9.0% YoY to reach UAH 10.9 bn in 3Q25, driven by continued ARPU expansion supported by disciplined pricing adjustments, rising mobile data consumption, and continuing migration of users to 4G networks. The Group’s sustained network investments and distinctive digital ecosystem continue to underpin strong subscriber engagement and operational resilience, even amid the ongoing war-related disruptions.

Direct digital revenue soared more than fivefold to reach UAH 1.5 bn in 3Q25, now accounting for 11.9% of total revenue. Growth was driven by the acquisition of Uklon, continued momentum across Helsi’s digital healthcare platform, rising demand for enterprise solutions such as big data services, and an expanding digital subscriber base.

TELECOM revenue, ARPU climb on 4G migration and multiplay

Mobile revenue growth remained strong during the quarter thanks to further deepening of customer engagement and continued positive momentum across key metrics.

●	Kyivstar maintains its leadership in the Ukrainian telecom market, with 22.5 mn mobile subscribers as of September 30, 2025. The broadband business continued to gain momentum, adding 32.6 thousand subscribers over the past 12 months. As of the date of this release, the Group has 43,722 buildings (owned and leased) connected to fiber across Ukraine, reflecting its expanding high-speed network footprint and strong execution in fixed connectivity.

●	Ongoing 4G migration: The 4G user base grew 2.4% YoY to 15 mn, 4G penetration rising 3.9 pp to 66.5% of the mobile user base. Transition to 4G dovetails with the ongoing expansion of multiplay users.

●	Mobile ARPU for 3Q25 rose 14.0% to UAH 153.1 (USD 3.7). Our high network reliability, diverse and integrated service offering, and multi-service bundles foster customer loyalty.

Key subscriber and usage Data

		3Q25	3Q24	YoY
Mobile customers	mn	22.5	23.3	(3.6)%
4G customers	mn	15.0	14.6	2.4%
4G Penetration	%	66.5%	62.6%	3.9 pp
Mobile ARPU	USD	3.7	3.3	13.0%
Mobile MoU	min	288	300	(4.3)%
Data usage	GB/user	13.0	10.9	18.3%
Fixed Broadband customers	mn	1.2	1.1	2.9%

Multiplay subscriber expansion

		UAH			USD
Multiplay		3Q25	3Q24	YoY	3Q25	3Q24	YoY
Revenue	mn	4,317	2,988	44.5%	104	73	43.2%
Users	mn	6.6	5.3	24.8%	6.6	5.3	24.8%
ARPU	UAH/USD	220	189	16.3%	5.3	4.6	15.2%

Through our multiplay strategy, we aim to consistently increase our multiplay subscriber rate (defined as users that have purchased (i) voice, (ii) 4G data plans, and (iii) at least one digital application, for example Helsi, Kyivstar TV, Uklon or MyKyivstar) by cross-selling our products and services. Our customers can select these digital services, which we call “superpowers,” as add-ons to their paid plans. We have seen a consistent upward trend in ARPU on the back of an increase in multiplay customers who also typically exhibit lower churn rates. Multiplay customers grew 24.8% YoY to 6.6 mn as of September 30, 2025, now representing 31.7% of the total one-month active user base. Multiplay revenue increased 44.5% YoY in UAH terms (43.2% YoY in USD).

DIRECT DIGITAL SERVICEs fuel growth

Kyivstar’s digital platforms continued to scale rapidly in the third quarter. Total digital monthly active users reached 13.5 mn (+49.4% YoY), reflecting both organic adoption and the consolidation of Uklon. The growing user base spans health, mobility and entertainment services, providing the Group with daily, high-frequency touchpoints, in addition to traditional telecom interactions. The breadth of engagement across these platforms is turning Kyivstar into the provider of a digital ecosystem, embedding the Group deeper into its customers’ everyday lives.

Digital monthly aCTIVE users

		3Q25	3Q24	YoY
Digital MAUs, of which:	mn	13.5	9.0	49.4%
Uklon	mn	3.6	n.a	-
Helsi	mn	2.5	2.4	5.6%
KyivstarTV	mn	2.1	1.6	31.7%
MyKyivstar	mn	5.2	5.1	3.7%

Direct digital revenue rose 531.3% YoY to UAH 1.5 bn in 3Q25, increasing its contribution to total revenue from 2.3% in 3Q24 to 11.9% in the third quarter. Growth was driven by the first-time consolidation of Uklon, continued expansion of Helsi’s digital healthcare services and strong uptake of Kyivstar TV.

DIRECT Digital revenue by PLATFORM

		UAH			USD
		3Q25	3Q24	YoY	3Q25	3Q24	YoY
Direct Digital revenue, of which:	mn	1,464	232	531.3%	35.3	5.6	525.9%
Uklon	mn	1,027	n.a	-	24.7	n.a	-
Digital Enterprise	mn	222	123	80.6%	5.4	3.0	78.4%
KyivstarTV	mn	140	59	137.3%	3.4	1.4	136.4%
Helsi	mn	75	50	50.0%	1.8	1.2	50.9%

Uklon

The Uklon acquisition, effective April 2, 2025, contributed UAH 1.0 bn in revenue and UAH 378 mn in EBITDA in 3Q25. The platform recorded strong growth in trip volumes, average fare per ride and digital engagement, strengthening Kyivstar’s foothold in everyday mobility and reinforcing its ecosystem of services that extend beyond core telecom services.

Uklon: Key financial and operating metrics

Uklon		UAH			USD
		3Q25	3Q24	YoY	3Q25	3Q24	YoY
Uklon financials
Uklon revenue	mn	1,027	n.a	-	24.7	n.a	-
Uklon EBITDA	mn	378	n.a	-	9.1	n.a	-

Uklon operating metrics
Uklon no. of rides	mn	42.2	36.0	17.2%
Uklon no. of deliveries	mn	1.2	0.9	33.3%

Note: Uklon 3Q24 operating metrics are based on management reports from 2024 (pre acquisition).

Digital Enterprise: Big Data and Cloud Services

For 3Q25, our big data and cloud services generated UAH 222 mn in revenue, up 80.5% YoY (USD 5.4 mn, up 78.4% YoY). The growth was driven by large-scale big data analytics products and solutions, AdTech, cloud productivity and collaboration services, and API-based connectivity and data-exchange services.

We offer a comprehensive B2B hub as well as a big data and an advertising technology (“AdTech”) platform. Our B2B hub offers machine-to-machine (“M2M”) and cloud solutions, real-time kinematic positioning, cybersecurity services, an M2M SIM management platform and a digital marketplace – including 600 different cloud services. The real-time kinematic service alone now has more than 1,400 subscribers. Adwisor, our AdTech self-service platform, plays a central role in the Ukrainian advertising ecosystem with more than 2,500 registered clients. The platform is specifically designed for B2B customers, enabling seamless campaign management, targeted audience engagement and data-driven optimization.

Kyivstar Tech

Kyivstar Tech is a technology company that serves as the key provider of IT and digital services for the other companies in the Group, as well as providing limited IT and digital services to external enterprises. The company now has more than 800 software developers and data scientists.

Kyivstar TV

Kyivstar TV recorded 2.1 mn MAUs (+31.7% YoY), driven by exclusive sports rights, Ukrainian-language content, and the inclusion of new devices (e.g. Xbox, Smart TVs, PCs). Provided both as a mobile OTT internet application and a fixed/IPTV broadband service, Kyivstar TV is the largest media streaming service in Ukraine by number of users. As of September 30, 2025, 34.4% of our broadband customers were also digital TV users. The service’s role in users’ entertainment choices continues to expand, with user sessions rising 30.7% YoY in 3Q25 to 670 mn and the number of minutes watched daily by active OTT users having climbed 21.1% YoY to 244 mn.

Kyivstar does not license or create any content; rather, we sell digital TV services on our branded platform in cooperation with PLUS TV LLC. The TV partnership was revised as of September, enhancing Kyivstar’s role and direct customer engagement in the provision of the “Kyivstar TV” service.

Helsi

Helsi is Ukraine’s leading health-tech platform, recording 2.5 mn MAUs (+5.6% YoY) as of 3Q25. Growth was supported by the launch of new family and individual medical care subscription plans, as well as the expansion of enterprise contracts with hospitals and other corporates. Helsi has added new services to its subscription model, such as analysis and telemedical consultations, and launched “Helsi Superpower” for Kyivstar users in September.

Helsi is deeply embedded in Ukraine’s eHealth ecosystem, which powers appointment scheduling, prescriptions, and health records management. This integration creates high switching costs and makes Helsi indispensable for both patients and providers. It also demonstrates Kyivstar’s dedication to ESG matters, as access to high-quality, digital healthcare is a national priority during wartime.

As of September 30, 2025, Kyivstar had approximately 29 mn registered patients who were able to access more than 1,600 public and private clinics and over 38,000 medical professionals.

CAPITAL EXPENDITURE

Capex for 3Q25 was UAH 3.7 bn (USD 89 mn) with an LTM capex intensity of 29.1%. Kyivstar maintained high investment levels while generating strong free cash flow, underscoring the Group’s commitment to investments that fulfill license requirements and sustain network quality and resilience amid the war.

●	Capex focus: Continued reinvestment in network resilience, further fiber rollout and energy security. Network modernization, regulatory compliance measures, and power-saving feature installations are key drivers of YoY investment growth, ensuring high quality standards for customers.

●	Energy resilience: Kyivstar’s network sites are now equipped with backup batteries, inverters and solar power, reducing vulnerability to grid instability in line with contemporary legislation requirements. Kyivstar will continue to comply on this matter, inclusive of any new regulatory requirements that may come into force going forward. As of September, the Group had funded the installation of approximately 3,560 generators (stationary diesel generators, mobile diesel generator and third-party stationary diesel generators) and approximately 241,000 additional batteries for backup capacity and improved network resilience.

LIQUIDITY AND CAPITAL STRUCTURE

		UAH			USD
		30-Sep-25	30-Jun-25	QoQ	30-Sep-25	30-Jun-25	QoQ
Cash and cash equivalents	mn	19,502	19,072	2.3%	472	458	3.1%
Gross debt of which	mn	18,717	16,032	16.7%	453	385	17.7%
Bonds and loans - principal	mn	4,132	1,915	115.7%	100	46	117.4%
Lease liabilities - principal	mn	14,585	14,116	3.3%	353	339	4.1%
Net cash / (debt)	mn	785	3,040	(74.2)%	19	73	(74.0)%
Net cash excluding leases	mn	15,370	17,156	(10.4)%	372	412	(9.7)%

Kyivstar reported UAH 19.5 bn in cash and cash equivalents as of September 2025. Bonds and loans outstanding reflects the debt to VEON and Ukraine Tower Company LLC (“UTC”). Lease liabilities associated with towers transferred to UTC are fully recognized under IFRS 16.

STRATEGIC DEVELOPMENTS

On August 14, 2025, VEON Ltd., a global digital operator and then parent company of Ukraine’s leading digital operator JSC Kyivstar, and Cohen Circle Acquisition Corp. (“Cohen Circle”), a special purpose acquisition company, announced the closing of the business combination that resulted in the listing of Kyivstar on Nasdaq Stock Market (“Nasdaq”) following the receipt of approval from Cohen Circle shareholders at the extraordinary general meeting held on August 12, 2025. As a result of the closing of the business combination, Kyivstar began trading its shares and warrants on the Nasdaq on August 15, 2025 under the ticker symbols “KYIV” and “KYIVW”, respectively, thereby becoming the first and only Ukrainian company listed on a US stock exchange. VEON held an 89.6% stake in Kyivstar as of the closing of the business combination.

On August 12, 2025, Kyivstar successfully conducted a test of satellite and terrestrial network integration using Starlink Direct to Cell technology. This is the first field test of Starlink Direct to Cell in eastern Europe. During the pilot in the Zhytomyr region, Kyivstar President and JSC Kyivstar CEO Oleksandr Komarov and Ukraine’s Minister of Digital Transformation, Mykhailo Fedorov, exchanged messages directly via Starlink Direct to Cell satellite service using regular 4G-enabled smartphones. The successful exchange confirmed the technology’s viability for Ukraine. Launch of first commercial services is due in December.

Kyivstar continues to advance its large language model (“LLM”) project in partnership with Ukraine’s Ministry of Digital Transformation and the WINWIN AI Centre of Excellence. In 3Q25, we established the project’s strategy, accelerating hiring, and established a legal framework for transferring datasets. This joint project aims to develop Ukraine’s first LLM trained deliberately on Ukrainian-language data. The cooperation memorandum builds on VEON’s and Kyivstar’s pledge to invest USD 1 bn to rebuild Ukraine’s digital infrastructure over 2023-2027. In addition to capturing the full range of Ukrainian dialects, terminology, history, and cultural context, the project is designed to ensure that sensitive national data is securely stored and processed within Ukraine, a critical requirement for sectors such as government, defense, healthcare, and financial services. The LLM will also serve as the foundation for AI-powered products and services, including legal and regulatory analysis tools, as well as specialized AI applications across both public and private sectors and in fields including education, finance, and health. The model is expected to deliver more accurate, relevant, and actionable insights for Ukrainian users than general-purpose global models. The first version of the Ukrainian LLM is scheduled for release by December 2025.

PRESENTATION OF UNAUDITED FINANCIAL RESULTS

Kyivstar’s results presented in this document are, unless otherwise stated, based on International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have not been externally audited or reviewed.

Certain amounts and percentages that appear in this document have been subject to rounding adjustments. As a result, certain numerical figures shown as totals, including those in the tables, may not be an exact arithmetic aggregation of the figures that precede or follow them.

The non-IFRS information disclosed in the document, including, among other things, EBITDA, EBITDA margin, Adjusted Net Profit, Adjusted EPS, LTM Equity Free Cash Flow, capex and capex intensity trends, is defined in Attachment D and reconciled to the comparable IFRS information in Attachment A.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In millions of U.S. dollars except Earnings per Share)	3Q25	3Q24	YoY	9M25	9M24	YoY

Total operating revenues	297	248	19.8%	836	669	25.0%

Service costs	(30)	(27)	11.1%	(81)	(74)	9.5%
Selling, general and administrative expenses	(96)	(79)	21.5%	(279)	(221)	26.2%
Depreciation	(37)	(30)	23.3%	(102)	(89)	14.6%
Amortization	(17)	(12)	41.7%	(46)	(34)	35.3%
Impairment loss	(3)	0	n.m	(6)	(2)	200.0%
Gain / (Loss) on disposal of non-current assets	-	(1)	n.m	(1)	(1)	n.m
Listing expense	(162)	-	n.m	(162)	0	n.m
Other operating income	-	-	-	1	-	>100%
Operating (loss) / profit[1]	(48)	99	n.m	160	248	-35.5%

Net finance costs	(16)	(10)	60.0%	(44)	(36)	22.2%
Other non-operating (loss) / gain, net	(6)	(1)	500.0%	(8)	-	n.m
Net foreign exchange (loss) / gain	(1)	14	n.m	(21)	24	n.m
(Loss) / Profit before tax[1]	(71)	102	n.m	87	236	-63.1%

Income taxes	(18)	(20)	-10.0%	(53)	(46)	15.2%
(Loss) / Profit for the period[1]	(89)	82	n.m	34	190	-82.1%

Earnings per Share[2]
Basic	(0.41)	0.40	n.m	0.16	0.92	-82.5%
Diluted	(0.41)	0.40	n.m	0.16	0.92	-82.5%

(In millions of U.S. dollars) except Earnings per Share	3Q25	3Q24	YoY	9M25	9M24	YoY
Adjusted Net Profit for the period[3]	73	82	-11.0%	196	190	3.2%

Adjusted Earnings per Share[2,3]	0.33	0.40	-16.0%	0.93	0.92	1.14%

1.	Reflects a non-cash charge of $162 mn recognized in 3Q25 results related to the Kyivstar listing.
2.	Weighted average common shares outstanding for basic and diluted earnings per share (in millions): 219.3 (3Q25), 206.9 (3Q24) and 211.1 (9M25), 206.9 (9M24).
3.	Excludes a non-cash charge of $162 mn recognized with 3Q25 results related to the Kyivstar listing

Operating (loss) / profit was impacted by non-cash charge of USD 162 mn associated with the Kyivstar listing. This expense represents a one-time, non-cash compensation for a stock exchange listing service equal to the excess of the fair value of the shares transferred compared to the fair value of the net assets received.

Net finance costs amounted to USD 16 mn, an increase primarily due to lower deposit income following the redemption of USD-denominated Ukrainian sovereign bonds.

Other non-operating (loss) / gain, net was USD 6 mn, an increase of USD 5 mn YoY. This increase was mainly driven by the fair value revaluation impact related to outstanding warrants. Under IFRS, these warrants are measured at fair value through profit or loss and revalued at each reporting period end. The valuation is based on the market price of the warrant at the reporting date, which may result in non-cash gains or losses in the income statement from one period to the next. However, these fluctuations have no impact on cash flows or the company’s underlying operating performance.

Net foreign exchange (loss) / gain, was USD 1 million, representing a USD 15 million change from 3Q24. The decline was largely attributable to foreign exchange gains recognized on the revaluation of USD-denominated bonds in 3Q24 which were subsequently redeemed.

Adjusted Net Profit for the period, which adjusts for the $162 mn listing expense, was down 11% YoY due to the factors discussed above as well as higher SG&A expenses, offsetting the $49m increase in revenue, 3Q25 loss for the period was USD 89 mn.

The basic and diluted earnings per share (EPS) are the same because the warrant exercise price exceeded the average market price of the shares during the reporting period, rendering the outstanding warrants out of the money. Accordingly, shares issuable upon warrant exercise are excluded from the diluted share count, resulting in identical basic and diluted shares outstanding and, therefore, identical basic and diluted EPS.

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In millions of U.S. dollars)	3Q25	3Q24	9M25	9M24

Operating activities
Net cash flows from operating activities	144	124	406	324
Investing activities
Net cash flows used in investing activities	(132)	(13)	(4)	(207)
Financing activities
Net cash flows used in financing activities	11	(7)	(607)	(21)
Net increase / (decrease) in cash and cash equivalents	23	104	(205)	96
Net foreign exchange difference	(9)	(3)	3	(10)
Cash and cash equivalents at beginning of period	458	410	674	425
Cash and cash equivalents at end of period	472	511	472	511

Note: please refer to attachment B for UAH denominated statement

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In millions of U.S. dollars)	30 Sep 2025	31 Dec 2024

Assets
Non-current assets
Property and equipment	803	624
Goodwill	124	14
Intangible assets	351	283
Other non-current assets	67	80
Total non-current assets	1,345	1,001

Current assets
Cash and cash equivalents	472	674
Trade and other receivables	37	40
Other current assets	179	494
Total current assets	688	1,208

Total assets	2,033	2,209

Equity and liabilities

Total equity	1,236	1,080

Non-current liabilities
Debt and derivatives	275	225
Other non-current liabilities	31	17
Total non-current liabilities	306	242

Current liabilities
Trade and other payables	137	132
Debt and derivatives	227	669
Other current liabilities	127	86
Total current liabilities	491	887

Total equity and liabilities	2,033	2,209

Note: please refer to attachment B for UAH denominated statement

Upon listing, the Debt and derivatives started to reflect a current liability associated with the fair value of the outstanding Kyivstar warrants, at USD 31 mn as of September 30, 2025. Under IFRS, these warrants are measured at fair value through profit or loss and are measured at each reporting period end, with the valuation being driven by the market price of the warrant at the end of the quarter.

ATTACHMENTS

CONTENT OF THE ATTACHMENTS

Attachment A	Reconciliation tables	13
Attachment B	Condensed unaudited financial statements (in UAH)	17
Attachment C	Rates of functional currency to USD	20
Attachment D	Definitions	21

ATTACHMENT A: RECONCILIATION TABLES

EBITDA to (Loss) / Profit for the period reconciliation (USD millions)		3Q25	3Q24	9M25	9M24

EBITDA	mn	171	142	477	374
Amortization	mn	(17)	(12)	(46)	(34)
Depreciation	mn	(37)	(30)	(102)	(89)
EBIT	mn	117	100	329	251
Impairment reversal	mn	(3)	-	(6)	(2)
(Loss) / Gain on disposal of non-current assets	mn	-	(1)	(1)	(1)
Operating Profit	mn	114	99	322	248
Net foreign exchange gain	mn	(1)	14	(21)	24
Other non operating (loss) / gain, net	mn	(6)	(1)	(8)	-
Finance income	mn	2	10	13	26
Finance costs	mn	(18)	(20)	(57)	(62)
Listing expense	mn	(162)	-	(162)	-
(Loss) / Profit before tax	mn	(71)	102	87	236
Income taxes	mn	(18)	(20)	(53)	(46)
(Loss) / Profit for the period	mn	(89)	82	34	190

Adjusted net profit to (Loss) / Profit for the period reconciliation (USD millions)		3Q25	3Q24	9M25	9M24

Adjusted net profit for the period	mln	73	82	196	190
Listing expense	mln	(162)	0	(162)	0
(Loss) / Profit for the period	mln	(89)	82	34	190

Adjusted Earnings per Share[1,2]	USD	0.33	0.40	0.93	0.92

1.	Reflects adjustment for 3Q25 which excludes a non-cash charge of $162 mn related to the Kyivstar listing.
2.	Weighted average common shares outstanding for Adjusted earnings per share (in millions): 219.3 (3Q25), 206.9 (3Q24) and 211.1 (9M25), 206.9 (9M24).

Uklon EBITDA to Profit for the period reconciliation (USD millions)		3Q25	3Q24

EBITDA	mn	9.1	n/a
Amortization	mn	(2.0)	n/a
Depreciation	mn	(0.1)	n/a
EBIT	mn	7.0	n/a
Net foreign exchange gain	mn	0.5	n/a
Finance income	mn	0.2	n/a
Finance costs	mn	-	n/a
Profit before tax	mn	7.7	n/a
Income taxes	mn	(1.0)	n/a
Profit for the period	mn	6.7	n/a

CAPEX reconciliation (USD millions)		3Q25	3Q24	9M25	9M24

Property, plant and equipment	mn	74	42	174	99
Intangible assets	mn	37	30	130	86
Additions in licenses	mn	(1)	0	(1)	0
Right-of-use assets	mn	(21)	(16)	(80)	(54)
CAPEX	mn	89	56	223	131

EFCF reconciliation (USD million)		3Q25	3Q24	YoY change	9M25	9M24	YoY change
EBITDA	mn	171	142	29	477	374	103
Movements in working capital	mn	9	5	4	31	34	(3)
Movements in provisions	mn	4	1	3	6	4	2
Net tax paid	mn	(19)	(21)	2	(53)	(40)	(13)
Cash capex (excluding license payments)	mn	(101)	(54)	(47)	(203)	(143)	(60)
Proceeds from Share Issuance	mn	134		134	134		134
Unlevered Free Cash Flow	mn	198	73	125	392	229	163
Net interest	mn	(24)	(8)	(16)	(55)	(46)	(9)
Equity Free Cash Flow	mn	174	65	109	337	183	154
Lease liabilities payments - principal	mn	(9)	(7)	(2)	(27)	(21)	(6)
Licenses payments	mn	-	-	-			-
Equity Free Cash Flow (after leases and licenses)	mn	165	58	107	310	162	148

EBITDA to (Loss) / Profit for the period reconciliation (UAH millions)		3Q25	3Q24	9M25	9M24

EBITDA	mn	7,100	5,842	19,840	14,859
Amortization	mn	(706)	(494)	(1,913)	(1,351)
Depreciation	mn	(1,536)	(1,234)	(4,243)	(3,536)
EBIT	mn	4,858	4,114	13,684	9,971
Impairment reversal	mn	(125)	-	(250)	(79)
(Loss) / Gain on disposal of non-current assets	mn	-	(41)	(42)	(40)
Operating Profit	mn	4,733	4,073	13,393	9,852
Net foreign exchange gain	mn	(42)	576	(885)	953
Other non operating (loss) / gain, net	mn	(249)	(41)	(333)	-
Finance income	mn	83	411	541	1,033
Finance costs	mn	(747)	(823)	(2,371)	(2,463)
Listing expense	mn	(6,726)	-	(6,726)	-
(Loss) / Profit before tax	mn	(2,948)	4,196	3,619	9,375
Income taxes	mn	(747)	(823)	(2,204)	(1,827)
(Loss) / Profit for the period	mn	(3,695)	3,373	1,414	7,548

Adjusted net profit to (Loss) / Profit for the period reconciliation (UAH millions)		3Q25	3Q24	9M25	9M24

Adjusted net profit for the period	mln	3,031	3,373	8,140	7,548
Listing expense	mln	(6726)	-	(6726)	-
(Loss) / Profit for the period	mln	(3,695)	3,373	1,414	7,548

Adjusted Earnings per Share[1,2]	UAH	13.8	16.3	38.6	36.5

1.	Reflects adjustment for 3Q25 which excludes a non-cash charge of UAH 6.7 bn related to the Kyivstar listing.
2.	Weighted average common shares outstanding for Adjusted earnings per share (in millions): 219.3 (3Q25), 206.9 (3Q24) and 211.1 (9M25), 206.9 (9M24).

Uklon EBITDA to Profit for the period reconciliation (UAH millions)		3Q25	3Q24

EBITDA	mn	378	n/a
Amortization	mn	(82)	n/a
Depreciation	mn	(3)	n/a
EBIT	mn	293	n/a
Net foreign exchange gain	mn	21	n/a
Finance income	mn	7	n/a
Finance costs	mn	-	n/a
Profit before tax	mn	321	n/a
Income taxes	mn	(44)	n/a
Profit for the period	mn	277	n/a

CAPEX reconciliation (UAH millions)		3Q25	3Q24	9M’25	9M24

Property, plant and equipement	mn	3,073	1,728	7,237	3,933
Intangible assets	mn	1,536	1,234	5,407	3,416
Additions in licenses	mn	(42)	-	(42)	-
Right-of-use assets	mn	(872)	(658)	(3,328)	(2,145)
CAPEX excl. licenses and ROU	mn	3,695	2,304	9,275	5,204

ATTACHMENT B: CONDENSED UNAUDITED FINANCIAL STATEMENTS IN UAH

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

(In millions of UAH) except Earnings per Share	3Q25	3Q24	YoY	9M25	9M24	YoY

Total operating revenues	12,332	10,203	20.9%	34,773	26,577	30.8%

Service costs	(1,246)	(1,111)	12.2%	(3,369)	(2,940)	14.6%
Selling, general and administrative expenses	(3,986)	(3,250)	22.6%	(11,605)	(8,779)	32.2%
Depreciation	(1,536)	(1,234)	24.5%	(4,243)	(3,536)	20.0%
Amortization	(706)	(494)	42.9%	(1,913)	(1,351)	41.6%
Impairment loss	(125)	-	n.m	(250)	(79)	215.9%
Gain / (Loss) on disposal of non-current assets	-	(41)	n.m	(42)	(40)	4.0%
Listing expense	(6,726)	-	n.m	(6,726)	-	n.m
Other operating income	-	-	0.0%	42	-	>100%
Operating (loss) / profit[1]	(1,993)	4,073	-148.9%	6,667	9,852	-32.3%

Net finance costs	(664)	(412)	61.2%	(1,830)	(1,430)	28.0%
Other non-operating (loss) / gain, net	(249)	(41)	507.3%	(333)	-	n.m
Net foreign exchange (loss) / gain	(42)	576	n.m	(885)	953	n.m
(Loss) / Profit before tax[1]	(2,948)	4,196	n.m	3,619	9,375	-61.4%

Income taxes	(747)	(823)	-9.2%	(2,204)	(1,827)	20.6%
(Loss) / Profit for the period[1]	(3,695)	3,373	n.m	1,414	7,548	-81.3%

Earnings per Share[2]
Basic	(16.8)	16.3	n.m	6.7	36.5	-81.6%
Diluted	(16.8)	16.3	n.m	6.7	36.5	-81.6%

(In millions of UAH) except Earnings per Share	3Q25	3Q24	YoY	9M25	9M24	YoY
Adjusted Net Profit for the period[1]	3,031	3,373	-10.1%	8,140	7,548	7.8%

Adjusted Earnings per Share[1,2]	13.8	16.3	-15.2%	38.6	36.5	5.7%

1.	Reflects a non-cash charge of UAH 6.7 bn recognized in 3Q25 results related to the Kyivstar listing.
2.	Weighted average common shares outstanding for basic and diluted earnings per share (in millions): 219.3 (3Q25), 206.9 (3Q24) and 211.1 (9M25), 206.9 (9M24).

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

(In millions of UAH)	3Q25	3Q24	9M25	9M24

Operating activities
Net cash flows from operating activities	5,978	5,102	16,888	12,871
Investing activities
Net cash flows used in investing activities	(5,480)	(535)	(167)	(8,222)
Financing activities
Net cash flows used in financing activities	457	(288)	(25,248)	(834)
Net increase / (decrease) in cash and cash equivalents	955	4,279	(8,527)	3,815
Net foreign exchange difference	(525)	137	(305)	1,079
Cash and cash equivalents at beginning of period	19,072	16,620	28,334	16,143
Cash and cash equivalents at end of period	19,502	21,036	19,502	21,036

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

(In millions of UAH)	30 Sep 2025	31 Dec 2024

Assets
Non-current assets
Property and equipment	33,178	26,232
Goodwill	5,123	589
Intangible assets	14,502	11,897
Other non-current assets	2,769	3,363
Total non-current assets	55,572	42,081

Current assets
Cash and cash equivalents	19,502	28,334
Trade and other receivables	1,529	1,682
Other current assets	7,397	20,767
Total current assets	28,428	50,783

Total assets	84,000	92,864

Equity and liabilities

Total equity	51,069	45,402

Non-current liabilities
Debt and derivatives	11,362	9,459
Other non-current liabilities	1,281	714
Total non-current liabilities	12,643	10,173

Current liabilities
Trade and other payables	5,661	5,549
Debt and derivatives	9,379	28,124
Other current liabilities	5,248	3,616
Total current liabilities	20,288	37,289

Total equity and liabilities	84,000	92,864

ATTACHMENT C: RATES OF FUNCTIONAL CURRENCIES TO USD

	Average rates			Closing rates
	3Q25	3Q24	YoY	30-Sep-25	30-Sep-24	YoY	31-Dec-24

Ukraine Hryvnia	41.5	41.1	-0.9%	41.3	41.2	-0.4%	42.0

The unaudited condensed consolidated income statements and the unaudited condensed consolidated cash flow statements have been translated using the average exchange rates prevailing during each reporting period. In the unaudited condensed consolidated balance sheets, all assets and liabilities have been translated using the period-end exchange rates, and all resulting exchange differences have been recognized in net foreign exchange (loss) / gain. UAH translations throughout this release are included solely for the convenience of the reader and were calculated at the exchange rates set forth in the table above under the header “Closing rates”.

ATTACHMENT D: DEFINITIONS

4G users are mobile customers who have engaged in revenue-generating activity during the three months prior to the measurement date as a result of activities over fourth-generation (4G or LTE – long term evolution) network technologies.

Adjusted Net Profit is profit / (loss) for the period, excluding the impact of the one-time, non-cash charge of USD 162 mn recognized in 3Q25 related to the Kyivstar listing.

ARPU (average revenue per user) measures the monthly average revenue per mobile user. We generally calculate ARPU by dividing our mobile and digital service revenue during the relevant period (including data revenue, roaming revenue, MFS and interconnect revenue, but excluding revenue from connection fees, sales of handsets and accessories and other non-service revenue, but excluding revenue from fixed IPTV) by the average number of our mobile customers during the period and the number of months in that period.

Capital expenditures (capex) are purchases of property and equipment, new construction, upgrades, software, other long-lived assets and related reasonable costs incurred prior to the intended use of the non-current asset, accounted at the earliest event of advance payment or delivery. Purchases of licenses and capitalized leases are not included in capital expenditures.

Capex intensity is a ratio, which is calculated as last-twelve-month (LTM) capex divided by LTM total revenue.

Direct digital revenues include revenues from Kyivstar Group Ltd.’s proprietary digital platforms and services.

Doubleplay 4G customers are mobile customers who engaged in usage of our voice and data services over 4G (LTE) technology at any time during the one month prior to such measurement date.

EBITDA is a non-IFRS financial measure and is called Adjusted EBITDA. Adjusted EBITDA is a non-IFRS financial measure. Adjusted EBITDA should not be considered in isolation or as a substitute for analyses of the results as reported under IFRS We calculate Adjusted EBITDA as profit/(loss) for the period, before income taxes, depreciation, amortization, loss from disposal of non-current assets and impairment loss, financial expenses and costs, net foreign exchange gain/(loss), share of profit/(loss) of associates and joint ventures, and listing expense, which is also excluded from the calculation.

EBITDA margin is calculated as EBITDA (as defined above) divided by total revenue, expressed as a percentage.

Equity free cash flow is a non-IFRS measure and is defined as free cash flow from operating activities and proceeds from sale of business, less cash flow used in investing activities, excluding license payments, lease payments, cash outflows for business acquisitions, inflow/outflow of deposits, and financial assets, cash inflows from sale of business and proceeds from share issuance.

Gross debt is calculated as the sum of long-term notional debt and short-term notional debt, including capitalized leases.

Mobile customers (also - mobile subscribers) are generally customers in the registered customer base at a given measurement date who engaged in a mobile revenue generating activity at any time during the three months prior to such measurement date. Such activity includes any outgoing calls, customer fee accruals, debits related to service, outgoing SMS and MMS, data transmission and receipt sessions, but does not include incoming calls, SMS and MMS or abandoned calls. Our total number of mobile customers also includes customers using mobile internet service via USB modems and fixed-mobile convergence (“FMC”).

Multiplay customers are Doubleplay 4G customers who also engaged in usage of one or more of our digital products at any time during the one month prior to such measurement date. Effective 1Q25, 4G usage below the 100Mb threshold is included in Multiplay and Double Play 4G user count (excluded prior to 1Q25).

Net debt / (cash) is a non-IFRS financial measure and is calculated as the sum of interest-bearing long-term debt, including capitalized leases (unless specifically excluded) and short-term notional debt minus cash and cash equivalents and deposits, , long-term and short-term deposits. We believe that net debt / (cash) provides useful information to investors because it shows the amount of notional debt that would be outstanding if available cash and cash equivalents and deposits and long-term and short-term deposits were applied to repay such indebtedness. Net debt should not be considered in isolation as an alternative to long-term debt and short-term debt, or any other measure of our financial position.

Revenues from telecommunications services (“Telecom revenues”) are revenues generated by Kyivstar Group Ltd from providing telecommunication services. Telecommunication services refer to data, voice, connectivity, television, and similar services, regardless of medium of transmission, including transmission by satellite.

Total digital monthly active users (“MAU”) is a gross total cumulative MAU of all digital platforms, services and applications offered by an entity or by the Group and includes MAU who are active in more than one application.

DISCLAIMER AND NOTICE TO READERS

Kyivstar’s results and other financial information presented in this document are, unless otherwise stated, prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the international Accounting Standards Board and have not been externally reviewed and/or audited. As such, you should not place undue reliance on this information. Also, certain amounts and percentages have been subject to rounding adjustments.

This presentation includes certain financial and operating measures, including Adjusted EBITDA, CAPEX excl. licenses and ROU and Uklon Adjusted EBITDA, that are not prepared in accordance with accounting principles generally accepted in the United States (“GAAP”) or IFRS. These non-GAAP/non-IFRS measures, and other measures that are calculated using these non-GAAP/non-IFRS measures, are an addition, and not a substitute for or superior to measures of financial performance prepared in accordance with GAAP or IFRS and should not be considered as an alternative or substitute those determined in accordance with GAAP or IFRS. The Company believes these non-GAAP/non-IFRS financial measures provide valuable insights into key financial and business trends, offering management and potential investors a useful tool for evaluating the Company’s performance and comparing it with peers that report similar metrics. These non-GAAP/non-IFRS measures have limitations, including potential differences in definition from those used by other companies, which may affect comparability.

Our operations in Ukraine continue to be affected by the war. We are doing everything we can to protect the safety of our employees, while continuing to ensure the uninterrupted operation of our communications, financial and digital services. We are closely monitoring events in Ukraine, as well as the possibility of the imposition of further legal and regulatory restrictions, including sanctions and countersanctions, in connection with the ongoing war in Ukraine and any potential impact the war may have on our results, whether directly or indirectly.

This document contains “forward-looking statements”, within the meaning of the Private Securities Litigation Reform Act of 1995 .Such forward-looking statements may be identified by words such as “may,” “will,” “expect,” “plan,” “anticipate,” “potential,” “continue,” and other similar words. Forward-looking statements include, but are not limited to, statements relating to Kyivstar Group’s strategic plans, operating results, targets or financial positions; Kyivstar Group’s intended expansion of its digital experience, including through technologies such as artificial intelligence; and Kyivstar’s assessment of the impact of the war in Ukraine on its current and future operations and financial condition.

While the forward-looking statements included in this document are based on management’s best assessment, there are numerous risks and uncertainties that could cause Kyivstar Group’s actual results, plans and objectives to differ materially from those expressed, such as those risks discussed in the section entitled “Risk Factors” in Kyivstar Group’s final prospectus filed with the SEC on July 22, 2025, as such document may be amended or supplemented from time to time] and other public filings made by Kyivstar Group with the SEC. You are cautioned not to place undue reliance on these forward-looking statements. The forward-looking statements speak only as of the date hereof and we disclaim any obligation to update them, except to the extent required by law.